parmalat

Office of I[redacted]e
Division o
Securities
100 F Stre
Washingto

Collecchio, October 21, 2005

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
<u>Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended</u>.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.

The Managing Director
Enrico Bondi

Enclosures

Parmalat Spa Sede: Via O. Grassi, 26 43044 Collecchio (Parma) Italia Tel.+39.0521.8081 Fax +39.0521.808322
Cap. Soc. € 1.600.926.818 i.v. R.E.A. Parma n. 228069 Reg. Imprese Parma n. 04030970968 Cod. Fisc. e P. IVA n. 04030970968

PRESS RELEASE
(issued outside the United States)

Service of summons

Parmalat S.p.A. announces that a group of Bondholders has served Enrico Bondi, as Extraordinary Commissioner of Parmalat S.p.A. under Extraordinary Administration and of the other 15 companies involved in the composition, a summons to appear before the Court of Appeals of Bologna, thereby impugning the decision by the Court of Parma (no. 22/05), filed on 1 October 2005, which approved the Composition proposed by the Extraordinary Commissioner.
Plaintiffs request amendment of the decision and thus annulment of the Composition.
Pursuant to Art. 4-bis, paragraph 10 of the Marzano Law, the decision approving the Composition is provisionally enforceable, and impugnment does not suspend its enforceability.
With respect to the above, reference is made to Paragraph 1.15, page 32 of the Official Prospectus.

Parmalat S.p.A.

Collecchio (Parma), 21 October 2005

Corporate contacts
e-mail: affari.societari@parmalat.net

parmalat

RECEIVED
2005 NOV -1 P 12:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Collecchio, October 18, 2005

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.

The Managing Director

Enrico Bondi

Enrico Bondi

Enclosures

Parmalat Spa Sede: Via O. Grassi, 26 43044 Collecchio (Parma) Italia Tel.+39.0521.8081 Fax +39.0521.808322
Cap. Soc. € 1.600.926.818 i.v. R.E.A. Parma n. 228069 Reg. Imprese Parma n. 04030970968 Cod. Fisc. e P. IVA n. 04030970968

Directors' Report

Shareholders' Meeting
of 7 and 8 November 2005

Call to Meeting

The Company's Shareholders are called for a General Meeting to be held in first call at the Auditorium Paganini, Via Toscana 5/A, Parma on 7 November 2005 at 11:00 AM and, if necessary, in second call on 8 November 2005 at the same location and time, to vote on the following:

Agenda

1) Election of the Board of Directors, determination of its term of office and compensation. Resolutions inherent and consequent;
2) Election of the Board of Statutory Auditors and determination of its compensation. Resolutions inherent and consequent.

Documentation regarding the items on the agenda will be made available at the Company's registered office at Via Oreste Grassi 26, Collecchio (PR), at Borsa Italiana S.p.A., as well as on the Company's website at www.parmalat.net at least 15 days prior to the date of the first call. Shareholders have the right to inspect same and obtain a copy thereof.

In conformity to law, holders of voting rights confirmed by a certificate issued by the broker managing the accounts attesting to deposit of the shares in dematerialisation and centralised management at least two working days prior to the date of the Meeting in first call and transmitted by the broker to the Company in conformity to applicable law, have the right to vote at the Meeting.

To facilitate confirmation of their powers of representation, persons who intend to participate in the Meeting as the legal or voluntary representative of shareholders and of other holders of voting rights may fax documentation attesting to their powers to Servizio Titoli S.p.A. at 02-46776850 at least two working days prior to the date set for the Meeting in first call.

Shareholders are reminded that pursuant to Article 11 of the Company's By-laws, shareholders are entitled to present slates of candidates only if they, alone or together with other shareholders, hold a number of shares equal in the aggregate to at least 1% of the Company's shares with the right to vote at the General Meetings. To prove ownership of the number of shares needed to present slates of candidates, shareholders must file a certificate proving their ownership of the shares, together with the slates of candidates, at the Company's registered office. Slates presented by shareholders must be filed at the Company's registered office and published at the shareholders' expense in at least two of the following newspapers: Corriere della Sera, La Repubblica, or Il Sole 24 Ore, as well as in the Financial Times, no later than 31 October 2005.

Shareholders are also reminded that pursuant to Article 21 of the Company's By-laws, slates for election of the Board of Auditors must be presented according to the same procedure specified for election of the Board of Directors.

Collecchio, 1 October 2005

For the Board of Directors
The Chairman
(Prof. Raffaele Picella)

Directors' Report describing the procedure for election of the Board of Directors

Dear Shareholders,

Pursuant to the provisions of Article 31 of the Bylaws (Transitional Provisions), the current Board of Directors has been outgoing since 26 September 2005.
The Meeting is therefore invited to elect a new Board of Directors.

Article 11 of the Bylaws (attached hereto) requires that the Board consist of 11 (eleven) Directors, at least 6 (six) of whom must be independent, and that the Board's term in office may not exceed three fiscal years.

The Board of Directors will be appointed on the basis of slates that may be filed by shareholders who, alone or together with other shareholders, hold a number of shares equal in the aggregate to at least 1% of the Company's shares that convey the right to vote at Shareholders' Meetings. Each Shareholder may file or help file only one slate.

Slates presented by Shareholders must be filed at the Company's registered office - Ufficio Affari Societari, Via Oreste Grassi 26, Collecchio (PR), Italy and published at the Shareholders' expense in at least two of the following newspapers: Corriere della Sera, La Repubblica, or Il Sole 24 Ore, as well as in the Financial Times, no later than 31 October 2005.

The following individuals may not be elected to the Board of Directors and, should such an individual currently be serving in such capacity, he/she shall be removed from office automatically:

(i) individuals against whom the Company or its predecessors in title have filed legal actions at least 180 (one hundred eighty) days prior to the date of the Shareholders' Meeting convened to elect the Board of Directors;

(ii) (ii) individuals who, prior to 30 June 2003, served as Directors, Statutory Auditors, General Managers or Chief Financial Officers of companies that at time were part of the Parmalat Group;

(iii) (iii) individuals who are defendants in criminal proceedings related to the insolvency of the Parmalat Group or who have been found guilty in such proceedings and ordered to pay damages, even if the sentence is not final.

Individuals who satisfy the requirements of Article 12 of the Bylaws (attached hereto) may be elected as Independent Directors.

The Meeting must also vote with respect to compensation of the Board of Directors pursuant to Article 19 of the Bylaws (attached hereto).

Collecchio, 14 October 2005

For the Board of Directors
Raffaele Picella, Chairman

Attachments: Articles 11, 12 and 19 of the Bylaws

Article 11 – Board of Directors

The Company is governed by a Board of Directors comprising 11 (eleven) Directors. The Shareholders' Meeting that elects the Directors determines the length of their term of office, which, however, may not be longer than three fiscal years. The term of office of the Directors thus appointed expires on the date of the Shareholders' Meeting convened to approve the financial statements for the last year of their term of office. Directors may be reelected.

In the course of an election, at least 6 (six) of the Directors elected by the Shareholders' Meeting must be independent Directors possessing the requirements set forth in Article 12.

Directors are elected through voting on slates of candidates presented by the Shareholders in accordance with the provisions of the following Article of these Bylaws. Candidates must be assigned a number and listed on the slates in consecutive order.

Slates filed by Shareholders must be deposited at the Company's registered office and published at the Shareholders' expense in at least two of the newspapers referred to in Article 8 and the *Financial Times* at least five days prior to the date of the Shareholders' Meeting, convened on the first calling.

Each Shareholder may file or help file only one slate. Shareholders who are parties to a shareholder agreement, such as defined in Article 122 of the Uniform Financial Law (Legislative Decree No. 58/1998), as amended, controlling shareholders, and subsidiaries and companies under joint control may file individually or in combination only one slate. Nominations filed and votes cast in violation of the prohibition set forth in this paragraph will not be attributed to any slate.

Each candidate may appear only on one slate, under penalty of having his/her candidacy rejected.

Only shareholders who, alone or together with other shareholders, hold a number of shares equal in the aggregate to at least 1% of the Company's shares that convey the right to vote at Shareholders' Meetings are entitled to file slates of candidates. In order to prove ownership of the number of shares needed to file slates of candidates, shareholders must file at the Company's registered office, together with the slates of candidates, a certification proving their ownership of the shares. In each slate, at least six elevenths (6/11) of the candidates must be independent candidates. The independent candidates in each list must be identified with the first numbers listed in sequence or alternating (e.g., listed under the numbers 1, 3, 5 etc. or 2, 4, 6 etc. in the slate) with the candidates who are not independent.

Together with each list, the shareholders must file, within the deadline stated above, affidavits by which each candidate accepts to stand for election and attests, on his/her responsibility, that there is nothing that would bar the candidate's election or make the candidate unsuitable to hold office and that he/she has met the requirements for election to the respective office. Each candidate must file together with his/her affidavit a curriculum vitae listing his/her personal professional data and, if applicable, showing his/her suitability for being classified as an independent Director.

Each shareholder who is entitled to vote may vote only for one slate of candidates.

The election of the Board of Directors will be carried out in the following manner:

a) A number of Directors in proportion to the number of votes received plus two, but not more than 9 (nine), will be taken from the slate that received the majority of votes. Fractions greater than 0.5 (zero point five) will be rounded to the next higher whole number, and fractions smaller than 0.5 (zero point five) will be eliminated;

b) The remaining Directors will be elected from the remaining slates. To that end, the votes cast for these lists will be divided in sequence by one, two, three or four, depending on the number of Directors that need to be elected. The quotients thus obtained will be attributed progressively to the candidates in each of the slates, in the order in which the candidates are listed on the slates. The quotients thus attributed to the candidates on the various slates will be arranged in decreasing order. The candidates with the highest quotients will be elected. If more than one candidate receives the same quotient, the candidate belonging to the slate that contains no elected Directors or the smallest number of elected Directors will be elected.

If none of these slates contains an elected Director or all contain the same number of elected Directors, the candidate who received the highest number of votes will be elected. If candidates receive the same number of slate votes and the quotient is the same, the Shareholders' Meeting will be asked to vote again, and the candidate who receives a plurality of the votes will be elected.

If the group of candidates elected from the slate that received the majority of the votes cast does not include a sufficient number of independent Directors, the nonindependent candidate elected with the smallest quotient from the slate that received the highest number of votes after the first slate will be replaced by the unelected independent candidate from the same slate with the highest quotient, and so forth, slate by slate, until the required number of independent Directors is reached.

If only one slate has been filed or no slate has been filed or the election concerns only a portion of the Board of Directors, the Shareholders' Meeting will vote with the applicable statutory majorities and in accordance with the provisions Article 11, Paragraph 2.

If one or more Directors should leave office in the course of the fiscal year, irrespective of the reason, the Board of Directors will proceed in accordance with provisions of Article 2386 of the Italian Civil Code. If one or more the departing Directors had been elected from a slate containing names of candidates who had not been elected, the Board of Directors will replace the departing Directors by appointing candidates taken in sequence from the slate of the departing Director, provided these candidates are still electable and are willing to serve. If an independent Director should leave office, he or she must be replaced, to the extant that it feasible, with the first of the unelected independent Directors in the slate from which the departing Director was drawn.

Whenever the majority of the members of the Board of Directors elected by the Shareholders' Meeting leave office for any cause or reason whatsoever, the remaining Directors who have been elected by the Shareholders' Meeting will be deemed to have resigned and their resignation will become effective the moment a Shareholders' Meeting convened on an urgent basis by the Directors still in office elects a new Board of Directors.

Directors must meet the requirements of the applicable statutes or regulations (and of the code of conduct published by the company that operates the regulated market in Italy on which the Company's shares are traded). The following individuals may not be elected to the Board of

Directors and, should such an individual currently be serving in such capacity, he/she shall be removed from office automatically: (i) individuals against whom the Company or its predecessors in title have filed legal actions at least 180 (one hundred eighty) days prior to the date of the Shareholders' Meeting convened to elect the Board of Directors; (ii) individuals who, prior to June 30, 2003, served as Directors, Statutory Auditors, General Managers or Chief Financial Officers of companies that at time were part of the Parmalat Group; (iii) individuals who are defendants in criminal proceedings related to the insolvency of the Parmalat Group or who have been found guilty in such proceedings and ordered to pay damages, even if the sentence is not final.

Article 12 – Requirements of Independent Directors

The function of the independent Directors is to balance the interest of all shareholders, whether they are in the majority or the minority.

Independent Directors are those who:

a) have never been or have not recently been, either directly, indirectly or on behalf of third parties, a party to business transactions large enough to impair their independence, with the Company, its subsidiaries, its Directors with executive authority, shareholders who individually own a controlling or linking interest in the Company or are parties to Shareholder Agreements that provide control or establish linkage, or who serve as Directors of companies or the parent companies of such companies that have these characteristics;

b) are not parties to disputes with the Company or its subsidiaries;

c) are neither Directors, employees nor controlling stockholders of a company that is a party to a dispute with the Company;

d) do not own, directly, indirectly or on behalf of third parties, equity investments large enough to enable them to exercise control over or exert a significant influence on the Company and are not a party to voting syndicates that have control of the Company, and do not otherwise own and/or are not Directors or employees of companies that own, directly or indirectly, an equity interest equal to or greater than two percent of the Company's capital stock;

e) are not among the immediate family of Company Directors with executive authority or individuals who find themselves in the positions described in letters a) and b) above.

The independence of the Directors is checked at least annually by the Board of Directors, in accordance with regulations that the Board has adopted and based on the information that the individual Directors are required to provide. The resulting findings are communicated to the Shareholders and the financial markets. In assessing the independence of Directors, the Board reviews the last three fiscal years when considering employment relationships and assignments requiring Directors to have executive powers, and the last fiscal year when other business relationships are involved.

If the Board of Directors determines that a Director is no longer independent, it adopts the appropriate resolutions with a majority of two-thirds (2/3) of the Directors attending the meeting.

Directors who have been elected as independent Directors but no longer meet the requirements of independence are deemed to have resigned automatically and the other Directors are required to replace them promptly.

Article 19 – Compensation of the Board of Directors

The compensation of the Directors and members of the Executive Committee, if one has been created, which may also be provided in the form of profit sharing or stock options, is determined by the Shareholder's Meeting and does not change until the Shareholders' Meeting approves a new resolution. The Shareholders' Meeting determines the Board's overall compensation, including the amount payable to individual Directors who have been entrusted with special assignments in accordance with the Bylaws.

The Board of Directors, relying, if appropriate, on the advice of the Board of Statutory Auditors and the Executive Committee, if one has been created, decides how the amount of compensation should be allocated among its members.

Directors are entitled to be reimbursed for expenses incurred in discharging the duties of their office.

Directors' Report describing the procedure for election of the Board of Statutory Auditors

Dear Shareholders,

The Board of Statutory Auditors has tendered its resignation as of the General Meeting of Shareholders to be held on 7-8 November 2005.

The Meeting is therefore invited to elect a new Board of Statutory Auditors, to consist of three statutory auditors and two alternates.

Pursuant to Article 21 of the Bylaws (attached hereto), the Board of Statutory Auditors will be elected on the basis of slates that may be filed by shareholders who, alone or together with other shareholders, hold a number of shares equal in the aggregate to at least 1% of the Company's shares that convey the right to vote at Shareholders' Meetings. Each Shareholder may vote for only one slate.

Slates presented by Shareholders must be filed at the Company's registered office - Ufficio Affari Societari, Via Oreste Grassi 26, Collecchio (PR), Italy and published at the Shareholders' expense in at least two of the following newspapers: Corriere della Sera, La Repubblica, or Il Sole 24 Ore, as well as in the Financial Times, no later than 31 October 2005.

Individuals who, pursuant to laws or regulations, are not electable, are no longer allowed to remain in office or lack the required qualifications may not be elected Statutory Auditors and, if elected, must forfeit their office. The requirements of Article 1, Section 2, Letters b) and c), and Section 3 of Ministerial Decree No. 162 of March 30, 2000 apply when a candidate's professional qualifications refer, respectively, to:

(i) the Company's area of business;

(ii) fields of law, economics, finance and technology/science that are relevant to the area of business referred to in (i) above.

In addition to the other cases listed in the applicable law, individuals who serve as Statutory Auditors in more than 5 (five) companies whose shares are traded in regulated markets in Italy or who are in one of the situations described in the last paragraph of Article 11 of the Bylaws may not be elected Statutory Auditors and, if elected, must forfeit their office.

Collecchio, 14 October 2005

For the Board of Directors
Raffaele Picella, Chairman

Attachment: Article 21 of the Bylaws

Article 21 – Board of Statutory Auditors

The Board of Statutory Auditors shall comprise 3 (three) Statutory Auditors and 2 (two) Alternates.

The attributions, obligations and term of office of Statutory Auditors are set forth in the applicable statutes.

Individuals who, pursuant to laws or regulations, are not electable, are no longer allowed to remain in office or lack the required qualifications may not be elected Statutory Auditors and, if elected, must forfeit their office. The requirements of Article 1, Section 2, Letters b) and c), and Section 3 of Ministerial Decree No. 162 of March 30, 2000 apply when a candidate's professional qualifications refer, respectively, to:

(iii) the Company's area of business;

(iv) fields of law, economics, finance and technology/science that are relevant to the area of business referred to in (i) above.

In addition to the other cases listed in the applicable law, individuals who serve as Statutory Auditors in more than 5 (five) companies whose shares are traded in regulated markets in Italy or who are in one of the situations described in the last paragraph of Article 11 above may not be elected Statutory Auditors and, if elected, must forfeit their office.

The election of the Board of Statutory Auditors is carried out on the basis of slates of candidates in accordance with the procedures outlined below, the purpose of which is to ensure that minority Shareholders appoint one Statutory Auditor and one Alternate.

These slates shall consist of 2 (two) sections: one for candidates for the post of Statutory Auditor and another for candidates for the post of Alternate. The slates may not contain a number of candidates greater than the number of posts to be filled. The names of the candidates must be numbered in sequence.

The issues concerning the right to vote and the manner of filing slates of candidates are governed by the provisions of Article 11 of these Bylaws. Each Shareholder may vote only for one slate.

The first 2 (two) candidates from the slate that received the highest number of votes and the first candidate from the slate with the second highest number of votes will be elected to the post of Statutory Auditor. The candidate from the slate with the second highest number of votes will serve as Chairman of the Board of Statutory Auditors. The first candidate from the slate with the highest number of votes and the first candidate from the slate with the second highest number of votes will be elected to the post of Alternate.

In case of a tie involving two or more slates, the oldest candidates will be elected to the post of statutory Auditor until all posts are filled.

If only one slate is filed, the candidates in that slate will be elected to the posts of Statutory Auditor and Alternate.

If a Statutory Auditor needs to be replaced, the vacancy will be filled by the Alternate elected from the same slate as the Auditor who is being replaced.

Resolutions concerning the elections of replacement Statutory Auditors, Alternates and the Chairman of the Board of Statutory Auditors require only a relative majority of the Shareholders' Meeting, provided no injury is made to the rights of the minority Shareholders, as outlined in this Article.

The Board of Statutory Auditors is required to meet at least every 90 (ninety) days.